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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                                 SEC File Number
                                                                 0-20234
                                                                 Cusip Number
                                                                 888910205
(Check One):

[X] Form 10-K    [ ] Form 20-F    [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR
    For Period Ended: year ended February 1, 2003
    [ ] Transition Report on Form 10-K
    [ ] Transition Report on Form 20-F
    [ ] Transition Report on Form 11-F
    [ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form N-SAR For the Transition Period Ended:

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    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
    Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein.

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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: not applicable

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Part I--Registrant Information
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         Full Name of Registrant:                    TODAY'S MAN, INC.
         Former Name if Applicable:                  Not applicable
         Address of Principal Executive Office:      835 Lancer  Drive
                                                     Moorestown, NJ 08057

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Part II--Rules 12b-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [X*] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
* See Part III. Narrative
    [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III--Narrative
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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

         On March 4, 2003, Today's Man, Inc. (the "Company") and each of its subsidiaries filed a voluntary petition in the United States Bankruptcy Court for the District of New Jersey seeking to reorganize under Chapter 11 of the U.S. Bankruptcy Code. As a result, the Company is unable to file its Annual Report on Form 10-K for the year ended February 1, 2003 timely without unreasonable effort or expense. Pursuant to Securities Exchange Act Release No. 9660, the Company will file, under cover of a Current Report on Form 8-K, its periodic financial reports filed with the Bankruptcy Court, as well as other information concerning developments in its bankruptcy proceedings in lieu of filing its Annual Report on Form 10-K for the year ended February 1, 2003 and subsequent quarterly and annual reports under the Securities Exchange Act of 1934.

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Part IV--Other Information
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    (1) Name and telephone number of person to contact in regard to this notification

 Frank E. Johnson, Acting Chief Executive Officer    (856)          235-5656
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                     (Name)                       (Area Code) (Telephone Number)

    (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                   [X] Yes         [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                   [X] Yes         [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    The Company expects to report a loss of $13,650,700 for the year ended February 1, 2003 compared with a loss of $10,362,700 for the prior fiscal year.

                                   TODAY'S MAN, INC.
                                   (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 5, 2003                     By: FRANK E. JOHNSON
                                          --------------------------------------
                                          Name:  Frank E. Johnson
                                          Title: Acting Chief Executive Officer,
                                                 Executive Vice President and
                                                 Chief Financial Officer